Report of Independent Registered Public
Accounting Firm

The Board of Trustees of
The Dreyfus/Laurel Tax-Free Municipal Funds:

We have examined management's assertion,
included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940,
that The Dreyfus/Laurel Tax-Free Municipal Funds
(the "Trust"), which is comprised of Dreyfus
BASIC California Municipal Money Market Fund,
Dreyfus BASIC Massachusetts Municipal Money
Market Fund, and Dreyfus BASIC New York
Municipal Money Market Fund (collectively the
"Funds"), complied with the requirements of
subsections (b) and (c) of Rule 17f-2 of the
Investment Company Act of 1940 as of August 31,
2012 and from June 30, 2012 through August 31,
2012 with respect to securities reflected in the
investment accounts of the Funds. Management is
responsible for the Funds' compliance with those
requirements.  Our responsibility is to express an
opinion on management's assertion about the
Funds' compliance based on our examination.
Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Funds' compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
August 31, 2012 and with respect to agreement of
security purchases and sales, for the period from
June 30, 2012 (the date of our last examination),
through August 31, 2012:
1.	Examination of The Bank of New York
Mellon's (the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form;
2.	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3.	Count and inspection of all securities located
in the vault of the Custodian in New York
City;
4.	Reconciliation between the Funds'
accounting records and the Custodian's
records as of August 31, 2012;
5.	Agreement of pending purchase activity for
the Funds as of August 31, 2012 to
documentation of corresponding subsequent
bank statements and trade tickets;
6.	Agreement of pending sale activity for the
Funds as of August 31, 2012 to
documentation of corresponding subsequent
bank statements and trade tickets;
7.	Agreement of five purchases and five sales
from the period June 30, 2012 (the date of
our last examination) through August 31,
2012 from the books and records of the
Trust to the bank statements noting that they
had been accurately recorded and
subsequently settled;
8.	Review of the BNY Mellon Asset Servicing
Report on Controls Placed in Operation and
Tests of Operating Effectiveness ("SOC 1
Report") for the period July 1, 2011 to June
30, 2012 and noted no relevant findings
were reported in the areas of Asset Custody
and Control.
9.	We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from July 1, 2012 through
August 31, 2012. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31,
2012, and from June 30, 2012 through August 31,
2012, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
November 29, 2012


November 29, 2012


Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of Dreyfus BASIC California
Municipal Money Market Fund, Dreyfus BASIC
Massachusetts Municipal Money Market Fund, and
Dreyfus BASIC New York Municipal Money
Market Fund, each a series of The Dreyfus/Laurel
Tax-Free Municipal Funds (collectively the
"Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-
2, "Custody of Investments by Registered
Management Investment Companies," of the
Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-
2 as of August 31, 2012 and from June 30, 2012 through August 31, 2012.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31,
2012 and from June 30, 2012 through August 31,
2012 with respect to securities reflected in the investment account of the Funds.

The Dreyfus/Laurel Tax-Free Municipal Funds


Jim Windels
Treasurer


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